SEC File Number: 001-38496
CUSIP Number: 138035100

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Canopy Growth Corporation

Full Name of Registrant

Former Name if Applicable

1 Hershey Drive

Address of Principal Executive Office (Street and Number)

Smiths Falls, Ontario, K7A 0A8

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed by Canopy Growth Corporation (the “Company”) in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on May 10, 2023 (the “Form 8-K”), the Company has under the oversight of the Audit Committee of the Board of Directors of the Company, initiated an internal review of the financial reporting matters related to BioSteel Sports Nutrition Inc. (the “BioSteel Review”), which resulted in a determination that the Company will be required to restate its (i) audited consolidated financial statements for the fiscal year ended March 31, 2022 (the “2022 10-K Financial Statements”), included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2022 (the “2022 10-K”), and (ii) unaudited consolidated financial statements for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022, included in the Company’s Quarterly Reports on Form 10-Q for such quarterly periods (together with the 2022 10-K Financial Statements, the “Prior Financial Statements” and, as restated, the “Restated Financials”).

The Company filed a Form 12b-25 on May 26, 2023 (the “Original 12b-25”), and disclosed that, as a result of the BioSteel Review and the pending restatements, the Company was unable to complete its financial statements and file its Annual Report on Form 10-K for the year ended March 31, 2023 (the “2023 10-K”) by the prescribed due date for such filing without unreasonable effort or expense to the Company. In addition, in the Original 12b-25, the Company disclosed that it expected to file the 2023 10-K on or before the expiration of the 15 calendar day extension period provided in Rule 12b-25(b). However, because of additional work required to complete the BioSteel Review and the Restated Financials, the Company no longer anticipates that it will file the Form 10-K on or before the expiration of the 15 calendar day extension period. The Company is working diligently to complete the BioSteel Review and the Restated Financials, and currently plans to file the 2023 10-K on or before June 23, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Judy Hong	(855)	558-9333
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing BioSteel Review, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the year ended March 31, 2023 as compared to March 31, 2022.

Caution Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 includes information that constitutes forward-looking statements. Forward-looking statements often address expected future business and financial performance, and often contain words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” or “will.” By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. All statements, other than statements of historical fact, are forward-looking statements. Examples of such forward-looking statements include, but are not limited to, statements regarding the Company’s expectations with regard to any restated items in its financial statements for the relevant periods disclosed herein and the impacts thereof; the anticipated timing of the filing of the Restated Financials and the 2023 10-K with the SEC; and the outcome of the BioSteel Review. Factors that could cause or contribute to such differences include: the final results of the BioSteel Review as it impacts the Company’s accounting; the time and effort required to complete the BioSteel Review and restatement of the Company’s Prior Financial Statements; and the subsequent discovery of additional adjustments to the Company’s previously issued financial statements. These and other important factors, including those discussed under “Risk Factors” in the 2022 10-K and the Company’s subsequently filed Quarterly Reports on Form 10-Q, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from the those expressed or implied by these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

CANOPY GROWTH CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 14, 2023	By:	/s/ Judy Hong
Judy Hong, Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).